News Release

Alexco Updates Progress at Bellekeno Mine – Secures Final Permit (Water Licence) Required to Complete Underground Development

October 9, 2008 Vancouver, British Columbia -- Alexco Resource Corp. (TSX: AXR, AMEX:AXU) (“Alexco” or the “Company”) is pleased to report that it has received the final Water Licence required for completion of underground development at its Bellekeno Mine in the Keno Hill Silver District, Yukon. The permit was received on schedule and is required to discharge water from the historic mine workings. The Type B Water Licence clears the way for accelerated completion of the rehabilitation of the historic workings followed by an underground definition and exploration drilling program and bulk sampling, in anticipation of a production decision in early 2009. The Bellekeno Mine contains an inferred resource of 537,000 tonnes containing 1,016 grams per tonne silver, 13.5% lead and 10.7% zinc, is “open” to depth and along strike, and is the initial focus of the Silver Wheaton – Alexco silver purchase agreement whereby Silver Wheaton will advance US$50 million to Alexco to capitalize development and construction of the Bellekeno Mine, and will further pay to Alexco US$3.90 per ounce of silver for 25% of the silver stream produced from Bellekeno and elsewhere in the Keno Hill Silver District.

To date, Alexco and its contractor Procon Mining and Tunneling Ltd. have completed approximately 60% of the new 650 meter Bellekeno East (BKE) decline (4.5 meters x 4.5 meters) to access the former Bellekeno workings in the area of the 99 zone, which is centrally located between the silver-lead rich Southwest zone and the zinc-silver East zone. At the same time, approximately 400 meters of rehabilitation and 80 meters of bypass drift has been completed along the historic 625 level which will act as a secondary access for escape, ventilation and ingress/egress, as well as an exploration platform from which the East zone can be further explored. The 625 level work has also exposed the shallower upper extent of the East zone mineralization (the “48 vein”) which appears as veins and stockworks of massive sphalerite with minor galena, up to 2 meters wide, which has been sampled for metallurgical and assay purposes. Break-through of the BKE decline to the former workings and completion of 625 bypasses is anticipated within 50 days, on schedule.

The Type B Water Licence recently received by Alexco will allow rapid dewatering of the historic underground workings in the fourth quarter 2008 following break through of the BKE decline. The Water License is the third major permit for the Keno Hill project to be secured by Access Consulting Group, a wholly owned subsidiary of Alexco, within the last 11 months. Each permit was received on schedule and within budget, allowing all Keno Hill Silver District operations (mine development, exploration, district reclamation and closure planning) to proceed seamlessly and without interruption along an aggressive development timeline. Alexco is now proceeding with preparation for submission of final production-phase permit applications for future Bellekeno operations. “Alexco is pleased to have secured this permit, and believes that our environmental services group has once again demonstrated its ability to rapidly and effectively secure necessary authorizations and manage permitting risk for projects such as Keno Hill”, said Clynt Nauman, President and CEO of Alexco.

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Following dewatering and rehabilitation of the Bellekeno historic workings in the fourth quarter of calendar 2008, approximately 10,000 meters of underground definition and exploration drilling will begin. This drilling will initially be targeted at defining and expanding the silver-lead mineralization outlined in the 99 and Southwest zones, where surface drilling in 2007 outlined an inferred resource of 357,800 tonnes containing 1,394 grams per tonne silver, 19.0% lead and 5.5% zinc. A bulk sample will also be extracted from this zone to confirm metallurgical recoveries and mining conditions. Alexco’s objective is to obtain sufficient results from the advanced exploration and bulk sampling programs to make a commercial development and construction decision at Bellekeno early in the calendar 2009 year.

Disclosure of Scientific and Technical Information

For full details regarding scientific and technical information provided in this news release regarding the Bellekeno property including resource estimates for the 99, Southwest and East zones, see the Alexco news releases dated October 3, 2008, entitled “Alexco Enters Into Silver Purchase Agreement With Silver Wheaton”; July 9, 2008, entitled “Alexco Releases Positive Preliminary Economic Assessment on Bellekeno Deposit”; and January 30 ,2008, entitled “Alexco Outlines New Zinc–Silver Zone at Bellekeno and Updates Resource Estimate”. The contents of this news release have been reviewed by Stan Dodd, Vice President, Exploration for Alexco and a Qualified Person as defined by National Instrument 43-101 “Standards of Disclosure for Mineral Properties”, who takes responsibility for the disclosure herein of scientific and technical information pertaining to Alexco’s mineral properties.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.